SPHERE 3D CORPORATION

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Sphere 3D Corporation (the “Corporation”)
240 Matheson Boulevard East
Mississauga, Ontario
L4Z 1X1

Item 2	Date of Material Change

October 14, 2014

Item 3	News Release

The news release attached hereto as Schedule “A” issued by the Corporation and disseminated via Newsfile Corp. on October 14, 2014 and is available on the Corporation’s profile at www.sedar.com.

Item 4	Summary of Material Change

On October 14, 2014, the Corporation provided an update of its proposed merger with Overland Storage, Inc. (“Overland”), including:

•

Overland entered into US$7.5 million loan (the “Overland Financing”) with FBC Holdings S.á.r.l., an affiliated company with Cyrus Capital Partners (“Cyrus Capital”), of which US$2.5 million will be used to repay a portion of Overland’s outstanding indebtedness to the Corporation.

•

The Corporation guaranteed US$2.5 million of the Overland Financing, and upon closing of the merger transaction and subject to regulatory approval, will repay such amount to Cyrus Capital in shares at an ascribed price equal to the 20-day volume weighted average price ending 3 days before such conversion but in any event at a minimum of US$6.50. It is expected that no more than 384,615 common shares of Sphere 3D will be issued to Cyrus Capital in connection with such repayment.

•

Overland entered into a Memorandum of Understanding with the plaintiffs in the consolidated class action cases referred to as “In re Overland Storage Inc., Shareholders Litigation” that would, subject to court approval and other standard conditions, provide for the settlement of all outstanding claims in regard to Overland’s proposed merger transaction with the Corporation.

•

In connection with the Overland Financing, the Corporation and Overland have executed an amendment to the Agreement and Plan of Merger Agreement dated May 15, 2014 to reduce the exchange ratio from 0.510594 common shares of Sphere 3D for each share of Overland common stock to 0.46385 common shares of Sphere 3D for each share of Overland common stock.

Item 5	Full Description of Material Change

The news release attached hereto as Schedule “A” provides a full description of the material change.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

The executive officer who is knowledgeable about this material change report is Scott Worthington, Chief Financial Officer of the Corporation, at (416) 749-5999.

Item 9	Date of Report

October 15, 2014

SCHEDULE “A”

Sphere 3D and Overland Merger Update

-Overland Completes Financing, Signs MOU for Settlement of Class Action Litigation and Enters into Amended Merger Agreement with Sphere 3D-

Mississauga, ONTARIO – October 14, 2014 – Sphere 3D Corporation (TSX-V: ANY; NASDAQ: ANY) (“Sphere 3D” or the “Company”) today announced an update of its proposed merger with Overland Storage, Inc. (“Overland”) (NASDAQ: OVRL).

Overland has entered into a financing arrangement (“Overland Financing”) with FBC Holdings S.á.r.l., an affiliated company with Cyrus Capital Partners (“Cyrus Capital”) and the majority shareholder of Overland.

The proceeds from the Overland Financing provide US $5 million of working capital for Overland to complete various cost cutting initiatives including streamlining of their manufacturing facilities, and the elimination of redundant facilities, and an additional US $2.5 Million for repayment of a portion of Overland’s outstanding indebtedness to Sphere 3D.

Sphere 3D has agreed that, immediately after the closing of the merger transaction and subject to regulatory approval, it will issue common shares to Cyrus Capital in repayment of $2.5 million of the principal amount of the Overland Financing, at an ascribed price equal to the 20-day volume weighted average price ending 3 days before such conversion but in any event at a minimum of US$6.50. It is expected that no more than 384,615 common shares of Sphere 3D will be issued to Cyrus Capital in connection with such repayment. These securities are subject to a four-month hold period from the issuance date in accordance with the policies of the TSXV and applicable securities laws.

Additionally, the Company is pleased to report that Overland has entered into a Memorandum of Understanding with the Plaintiffs in the consolidated class action cases referred to as “In re Overland Storage Inc., Shareholders Litigation” that would, subject to court approval and other standard conditions, provide for the settlement of all outstanding claims in regard to Overland’s proposed merger transaction with Sphere 3D.

In connection with the Overland Financing, Sphere 3D and Overland have executed an amendment to the Agreement and Plan of Merger Agreement dated May 15, 2014 (the “Merger Agreement”) to reduce the exchange ratio from 0.510594 common shares of Sphere 3D for each share of Overland common stock to 0.46385 common shares of Sphere 3D for each share of Overland common stock.

Sphere 3D and Overland today filed an amended Registration Statement on Form F-4/A with the United States Securities and Exchange Commission (the “SEC”) to include additional disclosures in relation to: the financing, amended Agreement and Plan of Merger, the MOU regarding the settlement of the outstanding class action litigation, and to address outstanding comments with the SEC. Upon effectiveness of the Form F-4/A, Overland will be in a position to set its shareholder meeting date for a date that is expected to be 20 calendar days following effectiveness.

Peter Tassiopoulos, Sphere 3D’s CEO stated: “Significant progress has been made for us to be in a position to not only consummate this transaction, but to begin combined operations from a solid foundation post-closing. Overland has successfully been able to exceed their stated goal of $20 million in annualized operating savings since their Tandberg acquisition while gaining efficiency throughout their organization. With the Overland Financing in place now to support these measures, and the filing of the additional disclosures earlier today, we believe that we are well on our way to finalizing the merger transaction and moving forward with growth and profitability as our primary focus.”

About Sphere 3D Corporation

Sphere 3D Corporation (TSX-V: ANY, NASDAQ:ANY) is a virtualization technology solution provider. Sphere 3D's Glassware 2.0™ platform delivers virtualization of some of the most demanding applications in the marketplace today; making it easy to move applications from a physical PC or workstation to a virtual environment either on premise and/or from the cloud. Sphere 3D’s V3 Systems division supplies the industry’s first purpose built appliance for virtualization as well as the Desktop Cloud Orchestrator management software for VDI. Sphere 3D recently announced its proposed merger with Overland Storage (NASDAQ: OVRL). This alliance is intended to bring together next generation technologies for virtualization and cloud coupled with end-to-end scalable storage offerings enabling the introduction of a number of converged solutions. Sphere 3D maintains offices in Mississauga, Ontario, Canada and in Salt Lake City, Utah, U.S. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com or www.sec.gov

Forward-Looking Statements

Certain statements contained in this press release include “forward-looking statements” that involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements. Examples include the parties’ ability to consummate the proposed Transaction and timing thereof, the benefits and impact of the proposed Transaction, including tax effects to shareholders, the combined company’s ability to achieve synergies and value creation that are contemplated by the parties, Sphere 3D’s ability to promptly and effectively integrate Overland’s business and the diversion of management time on Transaction-related issues.

Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and actual results could differ materially from those anticipated. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

Sphere 3D cautions you that you should not rely unduly on these forward-looking statements, which reflect their current beliefs and are based on information currently available. Except as required by applicable laws, Sphere 3D does not undertake any obligation to update or revise any forward-looking statements as of any future date. Additional information concerning these statements and other factors can be found in Sphere 3D’s filings with securities regulatory authorities at www.sedar.com or www.edgar.gov.

Sphere 3D Contact:

Sphere 3D Corporation
Peter Tassiopoulos
Chief Executive Officer
416-749-5999
Peter.Tassiopoulos@Sphere3D.com

Neither TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.